Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 7, 2020

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 7, 2020 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.	Election of Directors

Each of the following 14 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Witheld	%

Barry K. Allen	385,737,203	97.98%	7,950,945	2.02%

Mirko Bibic	392,345,982	99.66%	1,342,166	0.34%

Robert E. Brown	384,873,863	97.76%	8,814,285	2.24%

David F. Denison	391,881,370	99.54%	1,806,778	0.46%

Robert P. Dexter	380,128,923	96.56%	13,559,225	3.44%

Ian Greenberg	390,212,177	99.12%	3,475,971	0.88%

Katherine Lee	392,435,545	99.68%	1,252,603	0.32%

Monique F. Leroux	388,694,648	98.73%	4,993,396	1.27%

Gordon M. Nixon	391,962,419	99.56%	1,725,625	0.44%

Thomas E. Richards	392,257,040	99.64%	1,431,004	0.36%

Calin Rovinescu	391,000,812	99.32%	2,687,232	0.68%

Karen Sheriff	392,246,207	99.63%	1,441,837	0.37%

Robert C. Simmonds	388,427,189	98.66%	5,260,855	1.34%

Paul R. Weiss	375,452,418	95.37%	18,235,626	4.63%

2.	Appointment of Auditors

Deloitte LLP was appointed as the Corporation’s Auditors.

Votes For:	403,695,824 (96.08%)
Votes Withheld:	16,453,981 (3.92%)

3.	Advisory Resolution on Executive Compensation

Votes For:	371,017,482 (95.16%)
Votes Against:	18,866,644 (4.84%)

4.	Shareholder Proposal: Diversity Target

Votes For:	18,715,397 (4.79%)
Votes Against:	371,609,642 (95.21%)